UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN

Jackson, Mississippi

Audited Financial Statements

Years Ended December 31, 2013 and 2012

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

Supplemental Schedule

Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit Index	15

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the Trustmark 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi
June 24, 2014

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Investments, at fair value
Money market fund	$6,927,276	$6,543,988
Fixed income mutual funds	13,085,925	15,157,900
Collective investment fund	32,021,495	32,262,552
Common stock of Trustmark Corporation	36,708,667	32,968,120
Equity mutual funds	141,679,474	101,038,271
Total investments	230,422,837	187,970,831
Receivables
Employer contributions	409,417	378,842
Participant contributions	297,021	262,032
Total receivables	706,438	640,874
Net assets, including investments at fair value	231,129,275	188,611,705
Adjustment from fair value to contract value for interest in a collective trust relating to fully benefit-responsive investment contracts (Note 9)	(92,168)	(558,624)
Net assets available for benefits	$231,037,107	$188,053,081

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Contributions
Employer	$6,547,635	$5,681,010
Participant	9,174,982	7,885,321
Rollovers	4,089,851	2,251,187
Total contributions	19,812,468	15,817,518

Net investment income
Net appreciation in fair value of investments	28,524,163	8,306,235
Interest and dividends	10,825,730	5,386,105
Net investment income	39,349,893	13,692,340
Benefits paid to participants	(16,178,335)	(12,982,682)
Net increase in net assets available for benefits	42,984,026	16,527,176

Net assets available for benefits
Beginning of year	188,053,081	171,525,905
End of year	$231,037,107	$188,053,081

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after thirty days of employment.

Plan Administration

Federated Retirement Plan Services serves as custodian of the Plan's assets.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC").  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed.

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (continued)

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

For 2012 and prior years, full-time and part-time associates were eligible to receive the safe harbor matching contribution on the first day of the month following one year of service and 1,000 hours.  Beginning in 2013, full-time and part-time associates are eligible to receive the safe harbor matching contribution following one year of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2013 and 2012.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.  The Plan's interest in a collective investment fund (the Federated Capital Preservation Fund) is valued based upon information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 3.  Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  Investment securities are exposed to several risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 4.  Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2013 or 2012, are as follows:

	2013	2012
Common stock of Trustmark Corporation	$36,708,667	$32,968,120
Federated Capital Preservation Fund (collective investment fund)	32,021,495	32,262,552
Federated MDT Mid-Cap Growth Strategies Fund	14,083,531	10,355,950

During 2013 and 2012, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Change in investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$6,263,346	$(2,510,129)
Mutual funds	22,260,817	10,816,364
Net appreciation in fair value of investments	$28,524,163	$8,306,235

Note 5.  Tax Status

The IRS has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions as of December 31, 2013 and 2012.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2009 remain open to examination by the taxing jurisdictions to which the Plan is subject.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 6.  Related Parties

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2013 and 2012, dividends of $1,283,837 and $1,336,744, respectively, were received by the Plan from the Company.

In prior years, Trustmark National Bank ("Trustmark") has served as the investment advisor for the Performance Funds Trust Mutual Funds ("Performance Funds").  During 2012, Trustmark sold the Performance Funds to Federated Investors, Inc.  Following the sale, the Performance Funds were consolidated into various Federated Investors, Inc. funds with similar investment objectives.

Note 7.  Contingencies

The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company or the Plan's financial statements.

Note 8.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 8.  Fair Value Measurements (continued)

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund and mutual funds (Level 1):  Valued at the net asset value ("NAV") of shares held by the Plan at year-end.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Collective investment fund (Level 2):  Valued based on the net asset values of such fund, after adjustment to reflect all fund investments at fair value as reported in the audited financial statements.  The fund seeks to provide stability of principal and high current income.  The fund invests primarily in stable value funds, specifically traditional, separate account, and synthetic guaranteed investment contracts ("GICs").  The fair value of traditional GICs is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  The fair value of separate account and synthetic GICs is determined based on the fair value of the securities underlying each GIC.  There are no unfunded commitments.  The redemption frequency is daily.  Withdrawals needed for benefit payments and honoring employee-directed transfers are permitted daily.  Withdrawals for other purposes generally require 12 months' advance written notice to the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 8.  Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Values as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Index equity funds	$7,729,669	$-	$-	$7,729,669
Balanced equity funds	11,597,330	-	-	11,597,330
Growth equity funds	122,352,475	-	-	122,352,475
Fixed income funds	13,085,925	-	-	13,085,925
Money market fund	6,927,276	-	-	6,927,276
Total mutual funds	161,692,675	-	-	161,692,675

Common stocks
Trustmark Corporation	36,708,667	-	-	36,708,667
Collective investment fund	-	32,021,495	-	32,021,495
Total assets at fair value	$198,401,342	$32,021,495	$-	$230,422,837

	Assets at Fair Values as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Index equity funds	$5,285,778	$-	$-	$5,285,778
Balanced equity funds	10,159,837	-	-	10,159,837
Growth equity funds	85,592,656	-	-	85,592,656
Fixed income funds	15,157,900	-	-	15,157,900
Money market fund	6,543,988	-	-	6,543,988
Total mutual funds	122,740,159	-	-	122,740,159

Common stocks
Trustmark Corporation	32,968,120	-	-	32,968,120
Collective investment fund	-	32,262,552	-	32,262,552
Total assets at fair value	$155,708,279	$32,262,552	$-	$187,970,831

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 9.  Collective Investment Fund

The Plan invests in a benefit-responsive collective investment fund with Federated Investors Trust Company ("Federated"), which invests in a money market mutual fund and GICs.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the collective investment fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs.  The collective investment fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by Federated, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the collective investment fund at December 31, 2013 and 2012, was $32,021,495 and $32,262,552, respectively. The crediting interest rate of the associated GICs are based on a formula agreed upon by the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Average yields:

	2013	2012
Ratio of year-end market value yield to investments	1.21%	1.59%
Ratio of year-end crediting rate to investments	1.46%	1.95%

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2013 and 2012

NOTES TO FINANCIAL STATEMENTS

Note 10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$231,037,107	$188,053,081
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	92,168	558,624
Net assets available for benefits per the Form 5500	$231,129,275	$188,611,705

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2013, to the corresponding amounts shown on the Plan's Form 5500:

Total investment income per the financial statements	$39,349,893
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(466,456)
Total investment income per the Form 5500	$38,883,437

Note 11.  Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements and has determined that no significant events occurred after December 31, 2013, but prior to the issuance of these financial statements, which would have a material impact on its financial statements.

SUPPLEMENTAL SCHEDULE

TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

	(b) Identity of Issue,	(c) Description of Investment, including
	Borrower, Lessor	Maturity Date, Rate of Interest,	Shares/Units		(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Held	(d) Cost	Value
	Money market fund
	Federated	Prime Obligations Fund	6,927,275		$6,927,276

	Fixed income mutual funds
	American Funds	High Income Trust Fund	245,085		2,784,165
	Federated	Intermediate Corporate Bond Institutional Services Fund	63,025		597,480
	Federated	Mortgage Institutional Services Fund	86,994		827,318
	Federated	Total Return Bond Fund	225,195		2,452,378
	Federated	Total Return Bond Institutional Services Fund	406,625		4,428,152
	Federated	U. S. Government Securities Fund: 1-3 Years	188,342		1,996,432
		Total fixed income mutual funds			13,085,925

	Collective investment fund
**	Federated	Capital Preservation Fund	3,192,932		32,021,495

	Common stock fund
*	Trustmark Corporation	Common stock	1,463,967		36,708,667

	Equity mutual funds
	American Funds	Euro Pacific Growth Fund	40,383		1,945,659
	Davis	New York Venture Fund	63,623		2,634,658
	Federated	Equity Income Fund	405,993		9,686,998
	Federated	Kaufmann Fund	254,360		1,566,859
	Federated	Kaufmann Small-Cap Fund	52,376		1,476,472
	Federated	MDT Balanced Fund	213,482		3,272,688
	Federated	MDT Mid-Cap Growth Strategies Fund	317,697		14,083,531
	Federated	Mid-Cap Index Fund	279,351		7,729,669
	Federated	Strategic Value Dividend Fund	494,233		2,876,441
	Franklin	Balance Sheet Investment Fund	124,706		6,404,947
	Franklin	Mutual Global Discovery Fund	261,510		8,692,625
	Goldman Sachs	Satellite Strategies Institutional Fund	56,133		457,490
	Goldman Sachs	Small-Cap Value Institutional Fund	33,706		1,899,017
	Goldman Sachs	Structured Small-Cap Equity Fund	150,132		2,663,182
	Invesco	Growth & Income Fund	285,527		7,714,955
	JP Morgan	Mid-Cap Value Fund	184,320		6,362,747
	Nationwide	Investor Destinations Aggressive Services Fund	146,717		1,631,503
	Nationwide	Investor Destinations Conservative Services Fund	123,889		1,245,091
	Nationwide	Investor Destinations Moderate Services Fund	417,577		4,593,351
	Nationwide	Investor Destinations Moderately Aggressive Services Fund	268,844		3,054,076
	Nationwide	Investor Destinations Moderately Conservative Services Fund	195,444		2,028,710
	Neuberger	Neuberger Berman Genesis Assets Advantage Fund	254,848		8,389,603
	Oppenheimer	Global Fund	42,117		3,318,005
	Oppenheimer	International Growth Fund	26,024		998,026
	Oppenheimer	International Small Co Fund	140,278		4,567,456
	Oppenheimer	Main Street Small and Mid-Cap Fund	73,001		2,236,755
	T. Rowe Price	Growth Stock Fund	184,789		9,592,429
	T. Rowe Price	Retirement 2010 Advisor	14,609		259,026
	T. Rowe Price	Retirement 2015 Advisor	123,828		1,767,030
	T. Rowe Price	Retirement 2020 Advisor	130,032		2,635,758
	T. Rowe Price	Retirement 2025 Advisor	227,595		3,484,493
	T. Rowe Price	Retirement 2030 Advisor	104,137		2,336,833
	T. Rowe Price	Retirement 2035 Advisor	98,884		1,603,904
	T. Rowe Price	Retirement 2040 Advisor	37,131		863,285
	T. Rowe Price	Retirement 2045 Advisor	75,167		1,167,355
	T. Rowe Price	Retirement 2050 Advisor	54,008		700,492
	T. Rowe Price	Retirement 2055 Advisor	46,171		594,692
	T. Rowe Price	Retirement Income Advisor	8,574		126,816
	Templeton	Foreign Fund	373,902		3,107,134
	Vanguard	Small-Cap Index Fund	36,244		1,909,713
		Total equity mutual funds			141,679,474
		Total investments (held at end of year)			$230,422,837

*	Denotes party-in-interest based on the following relationship:
	Trustmark Corporation is the parent company of Trustmark National Bank.

**	Contract value totals $31,929,327.

	(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer, Principal Financial Officer and Principal Accounting Officer

DATE:	June 24, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23	Consent of Independent Registered Public Accounting Firm

15